SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: July 31, 2014

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2014

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 14-072E
3:00 P.M. JST, July 31, 2014

Consolidated Financial Results
for the First Quarter Ended June 30, 2014

Tokyo, July 31, 2014 -- Sony Corporation today announced its consolidated financial results for the first quarter ended June 30, 2014 (April 1, 2014 to June 30, 2014).

	(Billions of yen, millions of U.S. dollars, except per share amounts) First Quarter ended June 30
	2013	2014	Change in yen	2014*
Sales and operating revenue	¥1,711.4	¥1,809.9	+5.8%	$17,920
Operating income	35.5	69.8	+96.7	691
Income before income taxes	45.4	68.4	+50.6	677
Net income attributable to Sony Corporation’s stockholders	3.1	26.8	+757.3	265
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥3.09	¥25.69	+731.4%	$0.25
- Diluted	2.68	22.94	+756.0	0.23

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 101 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2014.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2015 (“the current quarter”) to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously-reported operations of the network business which were included in All Other have been integrated with the previously-reported Game segment and are now reported as the Game & Network Services (“G&NS”) segment.  The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established Mobile Communications (“MC”) segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.

In addition, as of the current quarter, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.

In connection with these realignments, the sales and operating revenue (“sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2014 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2015.

Certain figures for the fiscal year ended March 31, 2014 related to the Financial Services segment have been revised from the versions previously disclosed.  For further details, please see Note 8 on page F-14.

The average foreign exchange rates during the quarters ended June 30, 2013 and 2014 are presented below.

	First quarter ended June 30
	2013	2014	Change
The average rate of yen
1 U.S. dollar	¥98.7	¥102.2	3.4%	(yen depreciation）
1 Euro	128.9	140.1	8.0	(yen depreciation）

Consolidated Results for the First Quarter Ended June 30, 2014

Sales were 1,809.9 billion yen (17,920 million U.S. dollars), an increase of 5.8% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase was primarily due to a significant increase in G&NS segment sales, reflecting the contribution of the PlayStation 4 (“PS4”) which was launched in November 2013, a significant increase in Pictures segment sales primarily due to higher theatrical revenues in Motion Pictures, as well as the favorable impact of foreign exchange rates.  This increase was partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business.  On a constant currency basis, sales increased 3% year-on-year.  For further details about sales on a constant currency basis, see Note on page 9.

Operating income increased 34.3 billion yen year-on-year to 69.8 billion yen (691 million U.S. dollars).  This increase was primarily due to a significant improvement in the operating results of the G&NS segment partially offset by a significant deterioration in the operating results of the MC segment.

Operating income during the current quarter includes a gain of 14.8 billion yen (146 million U.S. dollars) recognized on the sale of certain buildings and premises at Gotenyama Technology Center in Japan, recorded in Corporate and elimination.

During the current quarter, restructuring charges, net, increased 10.6 billion yen year-on-year to 15.3 billion yen (151 million U.S. dollars).  PC exit costs of 18.3 billion yen (181 million U.S. dollars) were recorded in the current quarter, which includes 10.8 billion yen (107 million U.S. dollars) of restructuring charges.  In addition, 2.4 billion yen (24 million U.S. dollars) of impairment charges that are mainly related to LCD televisions were also booked in the current quarter.  For further details about PC exit costs, see page 7.

Equity in net income of affiliated companies, recorded within operating income, was 3.2 billion yen (32 million U.S. dollars), compared to a loss of 0.4 billion yen in the same quarter of the previous fiscal year.  This improvement was mainly due to the recording of equity in net income for Intertrust Technologies Corporation compared to the equity in net loss in the same quarter of the previous fiscal year.

The net effect of other income and expenses was an expense of 1.4 billion yen (14 million U.S. dollars), compared to income of 9.9 billion yen in the same quarter of the previous fiscal year.  This was primarily due to the recording of a net foreign exchange loss in the current quarter, compared to the recording of a net foreign exchange gain in the same quarter of the previous fiscal year, as well as a decrease in other non-operating income, partially offset by an increase in gains on sale of securities investments.  The sale of securities investments in the current quarter includes a 4.8 billion yen (48 million U.S. dollars) gain on the sale of Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD., which were sold in April, 2014.

Income before income taxes increased 23.0 billion yen year-on-year to 68.4 billion yen (677 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 26.0 billion yen (258 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 38.1%.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, increased 23.7 billion yen year-on-year to 26.8 billion yen (265 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥285.5	¥314.3	+10.1%	$3,112

Operating income (loss)	12.6	(2.7)	-	(27)

Sales increased 10.1% year-on-year (a 2% increase on a constant currency basis) to 314.3 billion yen (3,112 million U.S. dollars). This increase was primarily due to the favorable impact of foreign currency exchange rates. Smartphones sales increased year-on-year primarily due to the favorable impact of foreign currency exchange rates, partially offset by a decrease in unit sales.

Operating loss of 2.7 billion yen (27 million U.S. dollars) was recorded, compared to operating income of 12.6 billion yen in the same quarter of the previous fiscal year. This deterioration was primarily due to the recording of a benefit of 7.0 billion yen from the reversal of a patent royalty accrual in the same quarter of the previous fiscal year as well as a year-on-year increase in marketing expenses and research and development expenses in order to expand sales channels and broaden the product portfolio.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥131.6	¥257.5	+95.7%	$2,550

Operating income (loss)	(16.4)	4.3	-	43

Sales increased 95.7% year-on-year (an 86% increase on a constant currency basis) to 257.5 billion yen (2,550 million U.S. dollars).  This increase was primarily due to the contribution from sales of PS4 hardware which was launched in November 2013, as well as a significant increase in network services revenues accompanying the launch of the PS4.  Sales to external customers increased 101% year-on-year.

Operating income of 4.3 billion yen (43 million U.S. dollars) was recorded, compared to an operating loss of 16.4 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the above-mentioned increase in sales, partially offset by a decrease in PlayStation®3 (“PS3”) software sales.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥180.9	¥164.6	-9.0%	$1,630

Operating income	9.1	17.4	+91.4	172

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories. Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 9.0% year-on-year (a 10% decrease on a constant currency basis) to 164.6 billion yen (1,630 million U.S. dollars).  This decrease was primarily due to a significant decrease in unit sales of compact digital cameras reflecting a contraction of this market.

Operating income increased 8.3 billion yen year-on-year to 17.4 billion yen (172 million U.S. dollars).  This increase was mainly due to a reduction in selling, general and administrative expenses in the current quarter, partially offset by the above-mentioned decrease in sales.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥275.2	¥285.7	+3.8%	$2,829

Operating income	3.4	7.7	+127.5	76

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales increased 3.8% year-on-year (a 2% increase on a constant currency basis) to 285.7 billion yen (2,829 million U.S. dollars).  This increase was primarily due to a significant increase in unit sales of LCD televisions, mainly in Europe and Asia-Pacific, partially offset by a decrease in sales of Blu-ray DiscTM players and recorders, and home audio reflecting a contraction of these markets and intensified competition.

Operating income increased 4.3 billion yen year-on-year to 7.7 billion yen (76 million U.S. dollars).  This increase was primarily due to the above-mentioned increase in sales.

In Televisions, sales increased 10.5% year-on-year to 205.0 billion yen (2,030 million U.S. dollars).  Operating income* increased 2.7 billion year-on-year to 7.9 billion yen (78 million U.S. dollars).  This improvement was primarily due to an increase in sales.

*	The operating income in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥190.4	¥184.1	-3.3%	$1,823

Operating income	10.8	12.5	+15.6	124

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 3.3% year-on-year (a 5% decrease on a constant currency basis) to 184.1 billion yen (1,823 million U.S. dollars).  This decrease was primarily due to a decrease in sales of system LSIs, mainly those used for PS3s.  Sales to external customers decreased 0.6% year-on-year.

Operating income increased 1.7 billion yen year-on-year to 12.5 billion yen (124 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates and an improvement in the operating results of the battery business, partially offset by an increase in expenses related to the launch of camera module production.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of June 30, 2014 was 681.4 billion yen (6,746 million U.S. dollars), a decrease of 8.0 billion yen, or 1.2% year-on-year.  Inventory increased by 61.8 billion yen, or 10.0% compared with the level as of March 31, 2014.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2015, total inventory of the five Electronics segments as of June 30, 2013 and March 31, 2014 has been reclassified to conform to the presentation for the fiscal year ending March 31, 2015.  For further details, please see page 1.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥158.9	¥194.8	+22.6%	$1,928

Operating income	3.7	7.8	+109.3	78

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 22.6% year-on-year (an 18% increase on a constant currency (U.S. dollar) basis) to 194.8 billion yen (1,928 million U.S. dollars) primarily due to a significant increase in sales for Motion Pictures.  Sales for Motion Pictures increased mainly due to higher theatrical revenues as the current quarter benefited from the strong worldwide theatrical performances of The Amazing Spider-Man 2 and 22 Jump Street.

Operating income increased 4.1 billion yen year-on-year to 7.8 billion yen (78 million U.S. dollars).  Operating income increased year-on-year as the current quarter benefited from the above-mentioned higher Motion Pictures sales, while the same quarter of the previous fiscal year included the theatrical underperformance of After Earth.  The same quarter of the previous fiscal year included a 106 million U.S. dollars (10.3 billion yen) gain recognized on the sale of SPE’s music publishing catalog.

Music

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥112.0	¥116.9	+4.4%	$1,157

Operating income	10.8	11.4	+5.7	113

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 4.4% year-on-year (a 2% increase on a constant currency basis) to 116.9 billion yen (1,157 million U.S. dollars).  The increase in sales on a constant currency basis is primarily due to higher Music Publishing and Visual Media and Platform sales partially offset by lower Recorded Music sales.  Sales of Music Publishing increased primarily due to an increase in revenue outside of the U.S.  Recorded Music sales decreased primarily resulting from the impact of a larger number of successful releases in the same quarter of the previous fiscal year, and the continued worldwide contraction of the physical music market.  Best-selling titles included Michael Jackson’s Xscape, Pharell Williams’ GIRL, and John Legend’s Love In The Future.

Operating income was essentially flat year-on-year at 11.4 billion yen (113 million U.S. dollars) due to cost reductions in Recorded Music being offset by a decrease in equity in net income from affiliated companies.

Financial Services

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Financial services revenue	¥251.4	¥247.0	-1.8%	$2,445

Operating income	45.1	43.8	-3.0	433

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Certain figures for the fiscal year ended March 31, 2014 have been revised from the versions previously disclosed.  For details, please see Note 8 on page F-14.

Financial services revenue decreased 1.8% year-on-year to 247.0 billion yen (2,445 million U.S. dollars) due to a deterioration of investment performance in the separate account at Sony Life, mainly resulting from a smaller year-on-year rise in the Japanese stock market.  Revenue at Sony Life decreased 2.2% year-on-year to 216.8 billion yen (2,147 million U.S. dollars).

Operating income decreased 1.3 billion yen year-on-year to 43.8 billion yen (433 million U.S. dollars).  This decrease was mainly due to a decrease in operating income at Sony Life.  Operating income at Sony Life decreased 2.3 billion yen year-on-year to 37.2 billion yen (368 million U.S. dollars) primarily due to an increase in the amortization of deferred insurance acquisition costs mainly in variable insurance, driven by the above-mentioned deterioration of investment performance in the separate account.

All Other

	(Billions of yen, millions of U.S. dollars) First quarter ended June 30
	2013	2014	Change in yen	2014
Sales and operating revenue	¥194.5	¥128.8	-33.8%	$1,275

Operating loss	(16.9)	(18.4)	-	(183)

All Other includes the PC business.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating loss of All Other of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 33.8% year-on-year (a 39% decrease on a constant currency basis) to 128.8 billion yen (1,275 million U.S. dollars).  This decrease was primarily due to a significant decrease year-on-year in unit sales of PCs reflecting Sony’s exit from the PC business.

Operating loss increased 1.5 billion yen year-on-year to 18.4 billion yen (183 million U.S. dollars).  This deterioration was primarily due to the recording of PC exit costs, partially offset by an improvement in equity in net income (loss) for Intertrust Technologies Corporation.  The following table provides PC exit costs and the total PC operating loss.

		(Billions of yen, millions of U.S. dollars)
		First quarter ended June 30, 2014
		All Other	Corporate and Elimination	Consolidated Total	Change from FY13 in yen		Consolidated Total
	i. Expenses to compensate suppliers for unused components held by suppliers	¥5.0	¥-	¥5.0	¥	+5.0	$49
	ii. Early retirement costs etc.	3.6	2.2	5.8		+5.8	58
(I)	Restructuring charges (i + ii)	8.6	2.2	10.8		+10.8	107
(II)	After-sales service expenses etc.	7.5	-	7.5		+7.5	75
PC exit costs (I+II)		16.1	2.2	18.3		+18.3	181
Operating loss excluding exit costs		(2.4)	-	(2.4)		+2.4	(24)
Total PC Operating Loss		¥(18.5)	¥(2.2)	¥(20.7)		¥(15.9)	$(205)

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-12.

In the Financial Services segment, certain figures for the fiscal year ended March 31, 2014 have been revised from the versions previously disclosed.  For further details, please see Note 8 on page F-14.

Operating Activities: During the current quarter, there was a net cash inflow of 66.2 billion yen (657 million U.S. dollars) from operating activities, compared to a net cash outflow of 133.0 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 27.5 billion yen (271 million U.S. dollars) for the current quarter, a decrease of outflow of 166.6 billion yen, or 85.8% year-on-year.  This decrease of outflow was primarily due to the positive impact of an improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating expenses, deferred income taxes and equity in net income of affiliated companies), a smaller increase in inventories, and a smaller increase in other receivables from component assembly companies, included in other current assets.  This decrease of outflow was partially offset by the negative impact of a smaller year-on-year increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 101.6 billion yen (1,006 million U.S. dollars), an increase of 33.7 billion yen, or 49.6% year-on-year.  This increase was primarily due to a year-on-year decrease in the payment of surrender value amounts as well as an increase in insurance premium revenue resulting from an expansion of business at Sony Life.  A lower increase of accounts receivable at SmartLink Network, Inc., a subsidiary of Sony Bank, also contributed to this increase of cash inflow.

Investing Activities: During the current quarter, Sony used 124.7 billion yen (1,235 million U.S. dollars) of net cash in investing activities, an increase of 83.0 billion yen, or 199.3% year-on-year.

For all segments excluding the Financial Services segment, 0.2 billion yen (2 million U.S. dollars) was provided, a decrease of 37.0 billion yen, or 99.6% year-on-year.  The decrease was primarily due to the sale and leaseback of machinery and equipment in the same quarter of the previous fiscal year.  Sales of fixed assets and businesses in the current quarter included the sale of certain buildings and premises at the Gotenyama Technology Center in Japan and the sale of Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

The Financial Services segment used 124.9 billion yen (1,237 million U.S. dollars) of net cash, an increase of 46.0 billion yen, or 58.4% year-on-year.  This increase was mainly due to a year-on-year decrease in proceeds from the sale of investment securities at Sony Bank.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current quarter was 27.3 billion yen (269 million U.S. dollars), a decrease of 129.6 billion yen, or 82.6% year-on-year.

Financing Activities: During the current quarter, 291.4 billion yen (2,885 million U.S. dollars) of net cash and cash equivalents was used in financing activities, compared to 122.0 billion yen of net cash and cash equivalents provided in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 253.7 billion yen (2,512 million U.S. dollars) net cash outflow, compared to a 94.2 billion yen net cash inflow in the same quarter of the previous fiscal year.  This was primarily due to an issuance of straight bonds for Japanese retail investors in the same quarter of the previous fiscal year and the redemption of straight bonds and the repayment of a syndicated loan in the current quarter.

In the Financial Services segment, financing activities used 45.5 billion yen (451 million U.S. dollars) of net cash, compared to 21.0 billion yen of net cash provided in the same quarter of the previous fiscal year.  This was mainly due to a larger decrease in customer deposits at Sony Bank compared to the same quarter of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2014 was 687.4 billion yen (6,806 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 515.9 billion yen (5,108 million U.S. dollars) at June 30, 2014, a decrease of 73.7 billion yen, or 12.5% compared with the balance as of June 30, 2013, and a decrease of 290.3 billion yen, or 36.0% compared with the balance as of March 31, 2014.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 729.4 billion yen (7,222 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2014.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 171.5 billion yen (1,698 million U.S. dollars) at June 30, 2014, a decrease of 40.1 billion yen, or 18.9% compared with the balance as of June 30, 2013, and a decrease of 68.8 billion yen, or 28.6% compared with the balance as of March 31, 2014.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-12.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2013	2014	2014

Net cash provided (used) in operating activities reported in the consolidated statements of cash flows	¥(133.0)	¥66.2	$657
Net cash used in investing activities reported in the consolidated statements of cash flows	(41.7)	(124.7)	(1,235)
	(174.7)	(58.5)	(578)

Less: Net cash provided by operating activities within the Financial Services segment	67.9	101.6	1,006
Less: Net cash used in investing activities within the Financial Services segment	(78.8)	(124.9)	(1,237)
Eliminations *2	6.9	7.9	78

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(156.9)	¥(27.3)	$(269)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

* * * * *

Outlook for the Fiscal Year ending March 31, 2015

The forecast for consolidated results for the fiscal year ending March 31, 2015, as announced on May 14, 2014, remains unchanged, as per the table below.

	(Billions of yen)
	July Forecast	March 31, 2014 Results	Change
Sales and operating revenue	¥7,800	¥7,767.3	+0.4%
Operating income	140	26.5	+428.4
Income before income taxes	130	25.7	+405.0
Net loss attributable to Sony Corporation’s stockholders	(50)	(128.4)	-

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2015: approximately 103 yen to the U.S. dollar and approximately 137 yen to the euro.  (Assumed foreign currency exchange rates for the current fiscal year at the time of the May forecast: approximately 103 yen to the U.S. dollar and approximately 137 yen to the euro.)

The consolidated sales forecast remains unchanged from the May forecast due to downward revisions in several segments, primarily the MC Segment, being offset by downward revision risk that had been incorporated into Corporate and elimination in the May forecast.

The forecast for costs related to the exit from the PC business and other strategic management initiatives remains unchanged at approximately 135 billion yen for the Sony Group, which is incorporated into the operating income forecast as an operating expense (costs in the previous fiscal year were 177.4 billion yen).  Of the above costs, approximately 80 billion yen is expected to be recorded as restructuring charges (restructuring charges in the previous fiscal year were 80.6 billion yen).

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change - July Forecast vs.
	July Forecast	May Forecast	March 31, 2014 Results	May Forecast	March 31, 2014 Results
Mobile Communications
Sales and operating revenue	¥1,360	¥1,530	¥1,191.8	-11.1%	+14.1%
Operating income	0	26	12.6	-	-
Game & Network Services
Sales and operating revenue	1,240	1,220	1,043.9	+1.6	+18.8
Operating income (loss)	25	20	(18.8)	+25.0	-
Imaging Products & Solutions
Sales and operating revenue	700	710	741.2	-1.4	-5.6
Operating income	38	38	26.3	-	+44.3
Home Entertainment & Sound
Sales and operating revenue	1,230	1,260	1,168.6	-2.4	+5.3
Operating income (loss)	10	10	(25.5)	-	-
Devices
Sales and operating revenue	870	870	773.0	-	+12.6
Operating income (loss)	51	31	(12.4)	+64.5	-
Pictures
Sales and operating revenue	880	880	829.6	-	+6.1
Operating income	65	65	51.6	-	+25.9
Music
Sales and operating revenue	500	500	503.3	-	-0.7
Operating income	48	48	50.2	-	-4.4
Financial Services
Financial services revenue	1,000	1,000	993.8	-	+0.6
Operating income	164	164	170.3	-	-3.7
All Other, Corporate and Elimination
Operating loss	(261)	(262)	(227.8)	-	-
Consolidated
Sales and operating revenue	7,800	7,800	7,767.3	-	+0.4
Operating income	140	140	26.5	-	+428.4

The forecast for each business segment is as follows:

Mobile Communications
Sales are expected to be below the May forecast primarily due to an expected decrease in unit sales of mid-range smartphones which were expected to significantly grow mainly in emerging market countries.  Operating income is expected to be below the May forecast primarily due to the above-mentioned expected decrease in sales, partially offset by a reduction in marketing expenses and research and development expenses.

The factors described above, including the current quarter’s financial performance and the revised full-year forecast for the business, as well as increasingly competitive markets in various areas, could continue to adversely affect the Mobile Communications business.  In addition, in light of these developments, in July Sony began a review of its Mid-Range Plan (“MRP”) for the Mobile Communications business.  This process is currently on-going, and Sony will continue to evaluate the financial and other consequences of changes, if any, in the MRP or strategic alternatives within the Mobile Communications business, as well as its financial performance.  It is possible that the above-described circumstances might result in an impairment charge against various assets, including goodwill, in that reporting segment.

Game & Network Services
Sales are expected to be higher than the May forecast primarily due to the strong performance of the PS4.  Operating income is expected to be higher than the May forecast primarily due to PS4 hardware cost reductions.

Imaging Products & Solutions
Sales are expected to be below the May forecast primarily due to anticipated lower sales in emerging market countries.  Operating income is expected to remain unchanged from the May forecast due to the above-mentioned decrease in sales being offset primarily by cost reductions.

Home Entertainment & Sound
Sales are expected to be below the May forecast mainly due to a downward revision in the annual unit sales forecast for LCD televisions.  Operating income is expected to remain unchanged from the May forecast due to the above-mentioned decrease in sales being offset primarily by cost reductions.

Devices
Sales are expected to remain unchanged from the May forecast primarily due to an anticipated significant increase in sales of image sensors, offset by the transfer of the power supply business to All Other.  Operating income is expected to be higher than the May forecast primarily due to the increase in sales in image sensors.

The forecasts for the Pictures, Music and Financial Services segments remain unchanged from the May forecast.

The effects of gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year has been changed as per the table below.

	(Billions of yen)			Change - July Forecast vs.
	July Forecast	May Forecast	March 31, 2014 Results	May Forecast	March 31, 2014 Results
Capital expenditures (addition to property, plant and equipment)	¥195	¥180	¥164.6	+8.3%	+18.5%
Depreciation and amortization*	365	370	376.7	-1.4	-3.1
[for property, plant and equipment (included above)	175	180	195.8	-2.8	-10.6	]
Research and development expenses	485	485	466.0	-	+4.1

*	The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/14q1_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	June 30	Change from	June 30
ASSETS	2014	2014	March 31, 2014	2014
Current assets:
Cash and cash equivalents	¥1,046,466	¥687,405	¥-359,061	$6,806
Marketable securities	832,566	858,964	+26,398	8,505
Notes and accounts receivable, trade	946,553	963,736	+17,183	9,542
Allowance for doubtful accounts and sales returns	(75,513)	(65,734)	+9,779	(651)
Inventories	733,943	792,027	+58,084	7,842
Other receivables	224,630	235,470	+10,840	2,331
Deferred income taxes	53,068	45,489	-7,579	450
Prepaid expenses and other current assets	443,173	457,670	+14,497	4,532
Total current assets	4,204,886	3,975,027	-229,859	39,357

Film costs	275,799	264,440	-11,359	2,618

Investments and advances:
Affiliated companies	181,263	182,271	+1,008	1,805
Securities investments and other	7,737,748	7,850,517	+112,769	77,728
	7,919,011	8,032,788	+113,777	79,533

Property, plant and equipment:
Land	125,890	125,386	-504	1,241
Buildings	674,841	674,749	-92	6,681
Machinery and equipment	1,705,774	1,693,853	-11,921	16,771
Construction in progress	39,771	38,160	-1,611	378
	2,546,276	2,532,148	-14,128	25,071
Less-Accumulated depreciation	1,796,266	1,790,302	-5,964	17,726
	750,010	741,846	-8,164	7,345

Other assets:
Intangibles, net	675,663	654,575	-21,088	6,481
Goodwill	691,803	682,952	-8,851	6,762
Deferred insurance acquisition costs	497,772	503,156	+5,384	4,982
Deferred income taxes	105,442	107,652	+2,210	1,066
Other	213,334	203,685	-9,649	2,016
	2,184,014	2,152,020	-31,994	21,307

Total assets	¥15,333,720	¥15,166,121	¥-167,599	$150,160

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥111,836	¥92,416	¥-19,420	$915
Current portion of long-term debt	265,918	116,470	-149,448	1,153
Notes and accounts payable, trade	712,829	757,901	+45,072	7,504
Accounts payable, other and accrued expenses	1,175,413	1,098,690	-76,723	10,878
Accrued income and other taxes	81,842	89,705	+7,863	888
Deposits from customers in the banking business	1,890,023	1,829,708	-60,315	18,116
Other	545,753	546,240	+487	5,409
Total current liabilities	4,783,614	4,531,130	-252,484	44,863

Long-term debt	916,648	854,259	-62,389	8,458
Accrued pension and severance costs	284,963	280,338	-4,625	2,776
Deferred income taxes	410,896	423,633	+12,737	4,194
Future insurance policy benefits and other	3,824,572	3,903,227	+78,655	38,646
Policyholders’ account in the life insurance business	2,023,472	2,075,157	+51,685	20,546
Other	302,299	302,281	-18	2,993
Total liabilities	12,546,464	12,370,025	-176,439	122,476

Redeemable noncontrolling interest	4,115	4,129	+14	41

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	646,654	646,663	+9	6,403
Additional paid-in capital	1,127,090	1,124,985	-2,105	11,138
Retained earnings	940,262	967,066	+26,804	9,575
Accumulated other comprehensive income	(451,585)	(473,418)	-21,833	(4,687)
Treasury stock, at cost	(4,284)	(4,297)	-13	(43)
	2,258,137	2,260,999	+2,862	22,386

Noncontrolling interests	525,004	530,968	+5,964	5,257
Total equity	2,783,141	2,791,967	+8,826	27,643
Total liabilities and equity	¥15,333,720	¥15,166,121	¥-167,599	$150,160

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2013	2014	Change from 2013	2014
Sales and operating revenue:
Net sales	¥1,438,936	¥1,539,806		$15,246
Financial services revenue	250,170	245,750		2,433
Other operating revenue	22,313	24,352		241
	1,711,419	1,809,908	+5.8%	17,920

Costs and expenses:
Cost of sales	1,098,880	1,150,839		11,395
Selling, general and administrative	384,993	410,447		4,064
Financial services expenses	204,297	201,678		1,997
Other operating (income) expense, net	(12,673)	(19,669)		(195)
	1,675,497	1,743,295	+4.0	17,261

Equity in net income (loss) of affiliated companies	(425)	3,201	-	32

Operating income	35,497	69,814	+96.7	691

Other income:
Interest and dividends	3,887	3,415		34
Gain on sale of securities investments, net	500	5,200		51
Foreign exchange gain, net	6,191	－		－
Other	8,462	617		6
	19,040	9,232	-51.5	91

Other expenses:
Interest	6,956	6,412		63
Foreign exchange loss, net	－	1,976		19
Other	2,188	2,281		23
	9,144	10,669	+16.7	105

Income before income taxes	45,393	68,377	+50.6	677

Income taxes	26,468	26,046		258

Net income	18,925	42,331	+123.7	419

Less - Net income attributable to noncontrolling interests	15,798	15,523		154

Net income attributable to Sony Corporation’s
stockholders	¥3,127	¥26,808	+757.3%	$265

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥3.09	¥25.69	+731.4%	$0.25
— Diluted	2.68	22.94	+756.0	0.23

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2013	2014	Change from 2013	2014

Net income	¥18,925	¥42,331	+123.7%	$419

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(14,894)	1,875		19
Unrealized gains on derivative instruments	193	－		－
Pension liability adjustment	(3,247)	336		3
Foreign currency translation adjustments	62,372	(20,840)		(206)

Total comprehensive income	63,349	23,702	-62.6	235

Less - Comprehensive income attributable
to noncontrolling interests	6,210	18,727		185

Comprehensive income attributable
to Sony Corporation’s stockholders	¥57,139	¥4,975	-91.3%	$50

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥2,192,262	¥479,742	¥2,672,004
Exercise of stock acquisition rights	12		12
Conversion of zero coupon convertible bonds	20		20
Stock based compensation	372		372

Comprehensive income:
Net income	3,127	15,798	18,925
Other comprehensive income, net of tax –
Unrealized losses on securities	(4,948)	(9,946)	(14,894)
Unrealized gains on derivative instruments	193		193
Pension liability adjustment	(3,250)	3	(3,247)
Foreign currency translation adjustments	62,017	355	62,372
Total comprehensive income	57,139	6,210	63,349

Dividends declared		(6,046)	(6,046)
Transactions with noncontrolling interests shareholders and other	3	402	405
Balance at June 30, 2013	¥2,249,808	¥480,308	¥2,730,116

Balance at March 31, 2014	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	19		19
Stock based compensation	377		377

Comprehensive income:
Net income	26,808	15,523	42,331
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(498)	2,373	1,875
Pension liability adjustment	366	(30)	336
Foreign currency translation adjustments	(21,701)	861	(20,840)
Total comprehensive income	4,975	18,727	23,702

Dividends declared		(8,712)	(8,712)
Transactions with noncontrolling interests shareholders and other	(2,509)	(4,051)	(6,560)
Balance at June 30, 2014	¥2,260,999	¥530,968	¥2,791,967

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	$22,358	$5,198	$27,556
Exercise of stock acquisition rights	0		0
Stock based compensation	4		4

Comprehensive income:
Net income	265	154	419
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(4)	23	19
Pension liability adjustment	3		3
Foreign currency translation adjustments	(214)	8	(206)
Total comprehensive income	50	185	235

Dividends declared		(86)	(86)
Transactions with noncontrolling interests shareholders and other	(26)	(40)	(66)
Balance at June 30, 2014	$22,386	$5,257	$27,643

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2013	2014	2014
Cash flows from operating activities:
Net income	¥18,925	¥42,331	$419
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	92,929	84,298	835
Amortization of film costs	56,324	70,892	702
Stock-based compensation expense	374	376	4
Accrual for pension and severance costs, less payments	(1,702)	(3,433)	(34)
Other operating (income) expense, net	(12,673)	(19,669)	(195)
Gain on sale or devaluation of securities investments, net	(460)	(5,198)	(51)
Gain on revaluation of marketable securities held in the financial
services business for trading purposes, net	(21,569)	(10,287)	(102)
(Gain) loss on revaluation or impairment of securities investments held
in the financial services business, net	266	(1,196)	(12)
Deferred income taxes	(4,381)	4,888	48
Equity in net (income) loss of affiliated companies, net of dividends	648	(2,046)	(20)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(51,916)	(38,005)	(376)
Increase in inventories	(113,680)	(65,977)	(653)
Increase in film costs	(79,056)	(63,690)	(631)
Increase in notes and accounts payable, trade	162,054	51,364	509
Decrease in accrued income and other taxes	(19,744)	(1,776)	(18)
Increase in future insurance policy benefits and other	108,162	101,663	1,007
Increase in deferred insurance acquisition costs	(20,049)	(18,526)	(183)
Increase in marketable securities held in the financial services
business for trading purposes	(10,814)	(8,143)	(81)
Increase in other current assets	(106,791)	(19,940)	(197)
Decrease in other current liabilities	(108,160)	(43,164)	(427)
Other	(21,650)	11,480	113
Net cash provided by (used in) operating activities	(132,963)	66,242	657

Cash flows from investing activities:
Payments for purchases of fixed assets	(62,926)	(51,490)	(510)
Proceeds from sales of fixed assets	84,658	26,014	258
Payments for investments and advances by financial services business	(244,629)	(224,724)	(2,225)
Payments for investments and advances
(other than financial services business)	(1,858)	(4,481)	(44)
Proceeds from sales or return of investments and collections of advances
by financial services business	167,185	101,317	1,003
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	2,339	26,092	258
Other	13,567	2,575	25
Net cash used in investing activities	(41,664)	(124,697)	(1,235)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	161,007	8,999	89
Payments of long-term debt	(33,304)	(219,689)	(2,175)
Increase (decrease) in short-term borrowings, net	14,894	(19,015)	(188)
Increase (decrease) in deposits from customers in the financial services
business, net	18,266	(32,462)	(321)
Dividends paid	(12,679)	(13,100)	(130)
Other	(26,189)	(16,087)	(160)
Net cash provided by (used in) financing activities	121,995	(291,354)	(2,885)

Effect of exchange rate changes on cash and cash equivalents	27,462	(9,252)	(92)

Net decrease in cash and cash equivalents	(25,170)	(359,061)	(3,555)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	10,361

Cash and cash equivalents at end of the period	¥801,191	¥687,405	$6,806

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2013	2014	Change	2014

Mobile Communications
Customers	¥285,457	¥314,310	+10.1%	$3,112
Intersegment	9	8		0
Total	285,466	314,318	+10.1	3,112

Game & Network Services
Customers	115,094	231,368	+101.0	2,291
Intersegment	16,493	26,162		259
Total	131,587	257,530	+95.7	2,550

Imaging Products & Solutions
Customers	179,825	164,136	-8.7	1,625
Intersegment	1,063	464		5
Total	180,888	164,600	-9.0	1,630

Home Entertainment & Sound
Customers	274,114	285,053	+4.0	2,822
Intersegment	1,062	695		7
Total	275,176	285,748	+3.8	2,829
				2
Devices
Customers	145,677	144,738	-0.6	1,433
Intersegment	44,699	39,350		390
Total	190,376	184,088	-3.3	1,823

Pictures
Customers	158,802	194,666	+22.6	1,927
Intersegment	113	104		1
Total	158,915	194,770	+22.6	1,928

Music
Customers	109,175	113,476	+3.9	1,124
Intersegment	2,784	3,387		33
Total	111,959	116,863	+4.4	1,157

Financial Services
Customers	250,170	245,750	-1.8	2,433
Intersegment	1,235	1,217		12
Total	251,405	246,967	-1.8	2,445

All Other
Customers	177,684	104,632	-41.1	1,036
Intersegment	16,800	24,140		239
Total	194,484	128,772	-33.8	1,275

Corporate and elimination	(68,837)	(83,748)	-	(829)
Consolidated total	¥1,711,419	¥1,809,908	+5.8%	$17,920

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Operating income (loss)	2013	2014	Change	2014

Mobile Communications	¥12,566	¥(2,740)	-%	$(27)
Game & Network Services	(16,370)	4,319	-	43
Imaging Products & Solutions	9,097	17,409	+91.4	172
Home Entertainment & Sound	3,367	7,661	+127.5	76
Devices	10,845	12,536	+15.6	124
Pictures	3,742	7,831	+109.3	78
Music	10,771	11,386	+5.7	113
Financial Services	45,109	43,772	-3.0	433
All Other	(16,921)	(18,432)	-	(183)
Total	62,206	83,742	+34.6	829

Corporate and elimination	(26,709)	(13,928)	-	(138)
Consolidated total	¥35,497	¥69,814	+96.7%	$691

The 2013 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2013 and 2014 was 5,207 million yen and 7,916 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Mobile Communications	¥285,457	¥314,310	+10.1%	$3,112

Game & Network Services	115,094	231,368	+101.0	2,291

Imaging Products & Solutions
Digital Imaging Products	114,420	106,135	-7.2	1,050
Professional Solutions	61,464	55,716	-9.4	552
Other	3,941	2,285	-42.0	23
Total	179,825	164,136	-8.7	1,625

Home Entertainment & Sound
Televisions	185,579	204,989	+10.5	2,030
Audio and Video	87,381	79,420	-9.1	786
Other	1,154	644	-44.2	6
Total	274,114	285,053	+4.0	2,822

Devices
Semiconductors	85,257	85,028	-0.3	842
Components	59,896	59,465	-0.7	589
Other	524	245	-53.2	2
Total	145,677	144,738	-0.6	1,433

Pictures
Motion Pictures	71,234	104,626	+46.9	1,036
Television Productions	40,030	42,362	+5.8	419
Media Networks	47,538	47,678	+0.3	472
Total	158,802	194,666	+22.6	1,927

Music
Recorded Music	80,674	79,395	-1.6	787
Music Publishing	12,581	16,288	+29.5	161
Visual Media and Platform	15,920	17,793	+11.8	176
Total	109,175	113,476	+3.9	1,124

Financial Services	250,170	245,750	-1.8	2,433
All Other	177,684	104,632	-41.1	1,036
Corporate	15,421	11,779	-23.6	117
Consolidated total	¥1,711,419	¥1,809,908	+5.8%	$17,920

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-5.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2015.  In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Depreciation and amortization	2013	2014	Change	2014

Mobile Communications	¥5,419	¥6,444	+18.9%	$64
Game & Network Services	3,646	4,000	+9.7	40
Imaging Products & Solutions	9,850	6,967	-29.3	69
Home Entertainment & Sound	6,608	6,105	-7.6	60
Devices	25,689	21,014	-18.2	208
Pictures	4,347	4,565	+5.0	45
Music	3,590	3,347	-6.8	33
Financial Services, including deferred insurance acquisition costs	13,957	15,619	+11.9	155
All Other	7,183	3,466	-51.7	34
Total	80,289	71,527	-10.9	708

Corporate	12,640	12,771	+1.0	127
Consolidated total	¥92,929	¥84,298	-9.3%	$835

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30, 2013
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥755	¥－	¥755
Game & Network Services	1	－	1
Imaging Products & Solutions	729	－	729
Home Entertainment & Sound	160	19	179
Devices	1,376	－	1,376
Pictures	415	－	415
Music	26	－	26
Financial Services	－	－	－
All Other and Corporate	939	234	1,173
Consolidated total	¥4,401	¥253	¥4,654

	Three months ended June 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥13	¥ －	¥13
Game & Network Services	64	－	64
Imaging Products & Solutions	128	－	128
Home Entertainment & Sound	540	－	540
Devices	542	－	542
Pictures	－	－	－
Music	25	－	25
Financial Services	－	－	－
All Other and Corporate	13,281	669	13,950
Consolidated total	¥14,593	¥669	¥15,262

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan.  Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended June 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$0	$ －	$0
Game & Network Services	1	－	1
Imaging Products & Solutions	1	－	1
Home Entertainment & Sound	5	－	5
Devices	5	－	5
Pictures	－	－	－
Music	0	－	0
Financial Services	－	－	－
All Other and Corporate	132	7	139
Consolidated total	$144	$7	$151

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Japan	¥531,750	¥511,379	-3.8%	$5,063
United States	252,542	305,286	+20.9	3,023
Europe	328,204	392,196	+19.5	3,883
China	123,231	133,041	+8.0	1,317
Asia-Pacific	257,410	244,873	-4.9	2,424
Other Areas	218,282	223,133	+2.2	2,210
Total	¥1,711,419	¥1,809,908	+5.8%	$17,920

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	June 30
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥240,332	¥171,530	$1,698
Marketable securities	828,944	855,776	8,473
Other	147,241	161,154	1,596
	1,216,517	1,188,460	11,767

Investments and advances	7,567,242	7,696,138	76,199
Property, plant and equipment	17,057	17,185	170
Other assets:
Deferred insurance acquisition costs	497,772	503,156	4,982
Other	49,328	47,755	473
	547,100	550,911	5,455
Total assets	¥9,347,916	¥9,452,694	$93,591

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,148	¥6,233	$62
Deposits from customers in the banking business	1,890,023	1,829,708	18,116
Other	175,499	181,134	1,793
	2,071,670	2,017,075	19,971

Long-term debt	44,678	44,583	441
Future insurance policy benefits and other	3,824,572	3,903,227	38,646
Policyholders’ account in the life insurance business	2,023,472	2,075,157	20,546
Other	302,521	308,841	3,058
Total liabilities	8,266,913	8,348,883	82,662

Equity:
Stockholders’ equity of Financial Services	1,079,740	1,102,532	10,916
Noncontrolling interests	1,263	1,279	13
Total equity	1,081,003	1,103,811	10,929
Total liabilities and equity	¥9,347,916	¥9,452,694	$93,591

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	June 30
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥806,134	¥515,875	$5,108
Marketable securities	3,622	3,188	32
Notes and accounts receivable, trade	864,178	892,158	8,833
Other	1,316,653	1,377,429	13,637
	2,990,587	2,788,650	27,610

Film costs	275,799	264,440	2,618
Investments and advances	381,076	365,578	3,620
Investments in Financial Services, at cost	111,476	111,476	1,104
Property, plant and equipment	732,953	724,661	7,175
Other assets	1,640,385	1,604,582	15,887
Total assets	¥6,132,276	¥5,859,387	$58,014

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥371,606	¥202,653	$2,006
Notes and accounts payable, trade	712,829	757,901	7,504
Other	1,629,728	1,555,587	15,402
	2,714,163	2,516,141	24,912

Long-term debt	875,440	813,148	8,051
Accrued pension and severance costs	262,558	257,500	2,550
Other	462,386	468,837	4,642
Total liabilities	4,314,547	4,055,626	40,155

Redeemable noncontrolling interest	4,115	4,129	41

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,743	1,711,931	16,950
Noncontrolling interests	90,871	87,701	868
Total equity	1,813,614	1,799,632	17,818
Total liabilities and equity	¥6,132,276	¥5,859,387	$58,014

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	June 30
	2014	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥1,046,466	¥687,405	$6,806
Marketable securities	832,566	858,964	8,505
Notes and accounts receivable, trade	871,040	898,002	8,891
Other	1,454,814	1,530,656	15,155
	4,204,886	3,975,027	39,357

Film costs	275,799	264,440	2,618
Investments and advances	7,919,011	8,032,788	79,533
Property, plant and equipment	750,010	741,846	7,345
Other assets:
Deferred insurance acquisition costs	497,772	503,156	4,982
Other	1,686,242	1,648,864	16,325
	2,184,014	2,152,020	21,307
Total assets	¥15,333,720	¥15,166,121	$150,160

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥377,754	¥208,886	$2,068
Notes and accounts payable, trade	712,829	757,901	7,504
Deposits from customers in the banking business	1,890,023	1,829,708	18,116
Other	1,803,008	1,734,635	17,175
	4,783,614	4,531,130	44,863

Long-term debt	916,648	854,259	8,458
Accrued pension and severance costs	284,963	280,338	2,776
Future insurance policy benefits and other	3,824,572	3,903,227	38,646
Policyholders’ account in the life insurance business	2,023,472	2,075,157	20,546
Other	713,195	725,914	7,187
Total liabilities	12,546,464	12,370,025	122,476

Redeemable noncontrolling interest	4,115	4,129	41

Equity:
Sony Corporation’s stockholders’ equity	2,258,137	2,260,999	22,386
Noncontrolling interests	525,004	530,968	5,257
Total equity	2,783,141	2,791,967	27,643
Total liabilities and equity	¥15,333,720	¥15,166,121	$150,160

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2013	2014	Change	2014

Financial services revenue	¥251,405	¥246,967	-1.8%	$2,445
Financial services expenses	205,549	202,917	-1.3	2,009
Equity in net loss of affiliated companies	(747)	(278)	－	(3)
Operating income	45,109	43,772	-3.0	433
Other income (expenses), net	57	－	－	－
Income before income taxes	45,166	43,772	-3.1	433
Income taxes and other	14,905	13,851	-7.1	137
Net income of Financial Services	¥30,261	¥29,921	-1.1%	$296

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2013	2014	Change		2014

Net sales and operating revenue	¥1,461,554	¥1,565,285	+7.1%		$15,498
Costs and expenses	1,471,969	1,542,723	+4.8		15,274
Equity in net income of affiliated companies	322	3,479	+980.4		34
Operating income (loss)	(10,093)	26,041	－		258
Other income (expenses), net	16,845	6,393	-62.0		63
Income before income taxes	6,752	32,434	+380.4		321
Income taxes and other	15,256	15,748	+3.2		156
Net income (loss) of Sony without Financial Services	¥(8,504)	¥16,686	－	%	$165

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2013	2014	Change	2014

Financial services revenue	¥250,170	¥245,750	-1.8%	$2,433
Net sales and operating revenue	1,461,249	1,564,158	+7.0	15,487
	1,711,419	1,809,908	+5.8	17,920
Costs and expenses	1,675,497	1,743,295	+4.0	17,261
Equity in net income (loss) of affiliated companies	(425)	3,201	－	32
Operating income	35,497	69,814	+96.7	691
Other income (expenses), net	9,896	(1,437)	－	(14)
Income before income taxes	45,393	68,377	+50.6	677
Income taxes and other	42,266	41,569	-1.6	412
Net income attributable to Sony Corporation’s stockholders	¥3,127	¥26,808	+757.3%	$265

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2013	2014	2014

Net cash provided by operating activities	¥67,904	¥101,582	$1,006
Net cash used in investing activities	(78,826)	(124,862)	(1,237)
Net cash provided by (used in) financing activities	20,984	(45,522)	(451)
Net increase (decrease) in cash and cash equivalents	10,062	(68,802)	(682)
Cash and cash equivalents at beginning of the fiscal year	201,550	240,332	2,380
Cash and cash equivalents at end of the period	¥211,612	¥171,530	$1,698

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2013	2014	2014

Net cash used in operating activities	¥(194,069)	¥(27,510)	$(271)
Net cash provided by investing activities	37,162	165	2
Net cash provided by (used in) financing activities	94,213	(253,662)	(2,512)
Effect of exchange rate changes on cash and cash equivalents	27,462	(9,252)	(92)
Net decrease in cash and cash equivalents	(35,232)	(290,259)	(2,873)
Cash and cash equivalents at beginning of the fiscal year	624,811	806,134	7,981
Cash and cash equivalents at end of the period	¥589,579	¥515,875	$5,108

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2013	2014	2014

Net cash provided by (used in) operating activities	¥(132,963)	¥66,242	$657
Net cash used in investing activities	(41,664)	(124,697)	(1,235)
Net cash provided by (used in) financing activities	121,995	(291,354)	(2,885)
Effect of exchange rate changes on cash and cash equivalents	27,462	(9,252)	(92)
Net decrease in cash and cash equivalents	(25,170)	(359,061)	(3,555)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	10,361
Cash and cash equivalents at end of the period	¥801,191	¥687,405	$6,806

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥101 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2014.

2.	As of June 30, 2014, Sony had 1,271 consolidated subsidiaries (including variable interest entities) and 101 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
Net income attributable to Sony Corporation’s stockholders	2013	2014
— Basic	1,010,916	1,043,681
— Diluted	1,167,836	1,168,516

The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2013 and 2014, primarily resulted from convertible bonds which were issued in November 2012.

4.	Recently adopted accounting pronouncements:
Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date
In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.  The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors.  This guidance was effective for Sony as of April 1, 2014.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity
In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity.  After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, are included in earnings in a business combination achieved in stages.  This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists
In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met.  This guidance was effective for Sony as of April 1, 2014.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously-reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the G&NS segment.  The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established Mobile Communications segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.  As of the current quarter, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.  For further details of new segments and categories, see page F-6. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current quarter’s presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2013 have been made to conform to the presentation for the three months ended June 30, 2014.  Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014.  Due to the changes, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows.  Depreciation and amortization in the business segment information were also reclassified, accordingly.

8.
During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements related to the recognition of revenue for certain of its universal life insurance contracts as disclosed in the previous fiscal year.  Accordingly, certain financial information for the comparable period has been revised.  The principal amounts that have been revised are indicated below.

	(Millions of yen)
	Three months ended June 30, 2013
	As previously reported	As adjusted
Consolidated Statements of Income
Financial services revenue	¥251,463	¥250,170
Financial services expenses	204,730	204,297
Net income	19,513	18,925

Consolidated Statements of Comprehensive Income
Unrealized losses on securities	(13,931)	(14,895)
Comprehensive income attributable to Sony Corporation’s stockholders	58,069	57,138

Consolidated Statements of Cash Flows
Increase in future insurance policy benefits and other	106,992	108,162
Increase in deposits from customers in the financial services business, net	16,972	18,266